As filed with the Securities and Exchange Commission on November 4, 1997
                                                      Registration No. 333-31133



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-6


                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.       EXACT NAME OF TRUST:

         Schwab Trusts, Schwab Ten Trust, 1997 Series A

B.       NAME OF DEPOSITORS:

         Charles Schwab & Co., Inc.                                             Reich & Tang Distributors L.P.

C.       COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

         Charles Schwab & Co., Inc.                                             Reich & Tang Distributors L.P.
         101 Montgomery Street                                                  600 Fifth Avenue
         San Francisco, California 94104                                        New York, New York 10020

D.       NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                                                COPY OF COMMENTS TO:
         FRANCES COLE, ESQ.                 PETER J. DEMARCO                    MICHAEL R. ROSELLA, Esq.
         Charles Schwab & Co., Inc.         Reich & Tang Distributors L.P.      Battle Fowler LLP
         101 Montgomery Street              600 Fifth Avenue                    75 East 55th Street
         San Francisco, California 94104    New York, New York 10020            New York, New York 10022
                                                                                (212) 856-6858

E.       TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

         An indefinite number of Units of Schwab Trusts, Schwab Ten Trust, 1997 Series A is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

         Indefinite

G.       AMOUNT OF FILING FEE:

         No filing fee required.

H.       APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

         As soon as practicable after the effective date of the Registration Statement.

         / / Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.


The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



606976.3

                 Schwab Trusts, Schwab Ten Trust, 1997 Series A

                              CROSS-REFERENCE SHEET

                      Pursuant to Rule 404 of Regulation C
                        Under the Securities Act of 1933

                  (Form N-8B-2 Items Required by Instruction as
                         to the Prospectus in Form S-6)

         Form N-8B-2                                                            Form S-6
         Item Number                                                      Heading in Prospectus

                     I. Organization And General Information

     1.  (a)  Name of trust..............................................  Front cover of Prospectus
         (b)  Title of securities issued.................................  Front cover of Prospectus
     2.  Name and address of each depositor..............................  The Sponsors
     3.  Name and address of trustee.....................................  The Trustee
     4.  Name and address of principal underwriters......................  Distribution of Units
     5.  State of organization of trust..................................  Organization
     6.  Execution and termination of trust agreement....................  Trust Agreement, Amendment and Termination
     7.  Changes of name.................................................  None
     8.  Fiscal year.....................................................  Not applicable
     9.  Litigation......................................................  None

        II. General Description of The Trust and Securities of the Trust
    10.  (a)  Registered or bearer securities............................  Book-Entry Units
         (b)  Cumulative or distributive securities......................  Interest and Principal Distributions
         (c)  Redemption.................................................  Trustee Redemption
         (d)  Conversion, transfer, etc..................................  Book-Entry Units, Sponsors Repurchase, Trustee
                                                                           Redemption
         (e)  Periodic payment plan......................................  Not Applicable
         (f)  Voting rights..............................................  Trust Agreement, Amendment and Termination
         (g)  Notice to certificateholders...............................  Records, Portfolio, Substitution of Securities, Trust
                                                                             Agreement, Amendment and Termination, The
                                                                             Sponsors, The Trustee
         (h)  Consents required..........................................  Trust Agreement and Amendment, Trust Termination
         (i)  Other provisions...........................................  Tax Status
    11.  Type of securities comprising units.............................  Objective, Portfolio, The Securities, Substitution of
                                                                           Securities
    12.  Certain information regarding periodic payment certificates.....  Not Applicable


                                                               -i-
606976.3

         Form N-8B-2                                                            Form S-6
         Item Number                                                      Heading in Prospectus


    13.  (a)  Load, fees, expenses, etc..................................  Summary of Essential Information, Public Offering
                                                                             Price, Discounts, Sponsors' Profits, Trust
                                                                             Administration, Trust Expenses and Charges,
                                                                             Reinvestment Plan
         (b)  Certain information regarding periodic payment
                  certificates...........................................  Not Applicable
         (c)  Certain percentages........................................  Summary of Essential Information, Public Offering
                                                                             Price, Discounts
         (d)  Price differences..........................................  Discounts, Distribution of Units
         (e)  Other loads, fees, expenses................................  None
         (f)  Certain profits receivable by depositors, principal
                  underwriters, trustee or affiliated persons............  Trust Termination
         (g)  Ratio of annual charges to income..........................  Not Applicable
    14.  Issuance of trust's securities..................................  Organization, Book-Entry Units
    15.  Receipt and handling of payments from purchasers................  Public Offering Price
    16.  Acquisition and disposition of underlying securities............  Organization, Substitution of Securities, Portfolio,
                                                                             Portfolio Supervision
    17.  Withdrawal or redemption........................................  Summary of Essential Information, Market for Units,
                                                                             Sponsors Repurchase, Trustee Redemption
    18.  (a)  Receipt, custody and disposition of income.................  Distributions
         (b)  Reinvestment of distributions..............................  Reinvestment Plan
         (c)  Reserves or special funds..................................  Distributions
         (d)  Schedule of distributions..................................  Not Applicable
    19.  Records, accounts and reports...................................  Records
    20.  Certain miscellaneous provisions of trust agreement
         (a)  Amendment..................................................  Trust Agreement and Amendment, Trust Termination
         (b)  Termination................................................  Trust Agreement and Amendment, Trust Termination
         (c)  and (d) Trustee, removal and successor.....................  The Trustee
         (e)  and (f) Depositor, removal and successor...................  The Sponsors
    21.  Loans to security holders.......................................  None
    22.  Limitations on liability........................................  The Sponsors, The Trustee Evaluation of the Trust
    23.  Bonding arrangements............................................  Part II - Item A
    24.  Other material provisions of trust agreement....................  None

        III. Organization, Personnel and Affiliated Persons of Depositor
    25.  Organization of depositor.......................................  The Sponsors
    26.  Fees received by depositor......................................  Not Applicable
    27.  Business of depositor...........................................  The Sponsors


                                                               -ii-
606976.3

         Form N-8B-2                                                            Form S-6
         Item Number                                                      Heading in Prospectus


    28.  Certain information as to officials and affiliated persons of depositor....................................................  Not Applicable
    29.  Voting securities of depositor..................................  Not Applicable
    30.  Persons controlling depositor...................................  None
    31.  Payments by depositor for certain services
            rendered to trust............................................  Not Applicable
    32.  Payments by depositor for certain other services
            rendered to trust............................................  Not Applicable
    33.  Remuneration of employees of depositor for certain services rendered to trust............................................  Not Applicable
    34.  Remuneration of other persons for certain services
            rendered to trust............................................  Not Applicable

                  IV. Distribution and Redemption of Securities
    35.  Distribution of trust's securities by states....................  Distribution of Units
    36.  Suspension of sales of trust's securities.......................  None
    37.  Revocation of authority to distribute...........................  None
    38.  (a)  Method of distribution.....................................  Distribution of Units
         (b)  Underwriting agreements....................................  Distribution of Units
         (c)  Selling agreements.........................................  Distribution of Units
    39.  (a)  Organization of principal underwriters.....................  The Sponsors
         (b)  N.A.S.D. membership of principal underwriters..............  The Sponsors
    40.  Certain fees received by principal underwriters.................  The Sponsors
    41.  (a)  Business of principal underwriters.........................  The Sponsors
         (b)  Branch offices of principal underwriters...................  None
         (c)  Salesmen of principal underwriters.........................  Not Applicable
    42.  Ownership of trust's securities by certain persons..............  Not Applicable
    43.  Certain brokerage commissions received by
                  principal underwriters.................................  Not Applicable
    44.  (a)  Method of valuation........................................  Summary of Essential Information, Statement of
                                                                             Financial Condition, Liquidity, Distributions
         (b)  Schedule as to offering price..............................  Summary of Essential Information
         (c)  Variation in offering price to certain persons.............  Distribution of Units, Discounts
    45.  Suspension of redemption rights.................................  Not Applicable
    46.  (a)  Redemption valuation.......................................  Summary of Essential Information, Market for Units,
                                                                             Termination, Offering Price, Sponsors Repurchase,
                                                                             Trustee Redemption
         (b)  Schedule as to redemption price............................  Summary of Essential Information


                                      -iii-
606976.3

         Form N-8B-2                                                            Form S-6
         Item Number                                                      Heading in Prospectus


    47.  Maintenance of position in underlying securities................  Market for Units, Offering Price, Sponsors Repurchase,
                                                                             Trustee Redemption

               V. Information Concerning the Trustee or Custodian
    48.  Organization and regulation of trustee..........................  The Trustee
    49.  Fees and expenses of trustee....................................  Trust Expenses and Charges
    50.  Trustee's lien..................................................  Trust Expenses and Charges

          VI. Information Concerning Insurance of Holders of Securities
    51.  Insurance of holders of trust's securities......................  Not Applicable

                            VII. Policy of Registrant
    52.  (a)  Provisions of trust agreement with respect to selection or elimination of underlying securities...................  Portfolio Supervision, Substitution of Securities, Trust
                                                                             Agreement and Amendment, Trust Termination
         (b)  Transactions involving elimination of underlying
                  securities.............................................  Not Applicable
         (c)  Policy regarding substitution or elimination of
         underlying                                                        Portfolio Supervision, Substitution of Securities, Trust
                  securities.............................................  Agreement and Amendment, Trust Termination
         (d)  Fundamental policy not otherwise covered...................  None
    53.  Tax status of trust.............................................  Tax Status

                   VIII. Financial and Statistical Information
    54.  Trust's securities during last ten years........................  Not Applicable
    55.  Hypothetical account for issuers of periodic payment plans......  Not Applicable
    56.  Certain information regarding periodic payment certificates.....  Not Applicable
    57.  Certain information regarding periodic payment plans............  Not Applicable
    58.  Certain other information regarding
                  periodic payment plans.................................  Not Applicable
    59.  Financial statements (Instruction 1(c) to Form S-6).............  Statement of Financial Condition


                                                               -iv-
606976.3

                                   INSERT LOGO


                                  SCHWAB TRUSTS
                         SCHWAB TEN TRUST, 1997 SERIES A


The Trust is a unit investment trust designated Schwab Ten Trust, 1997 Series A (the "Trust"). The Sponsors are Charles Schwab & Co., Inc. and Reich & Tang Distributors L.P. The objective of the Trust is to maximize total return through a combination of capital appreciation and current dividend income. The Sponsors cannot give any assurance that the Trust's objective can be achieved. The Trust seeks to achieve its objective by attempting to outperform the Dow Jones Industrial Average ("DJIA") by investing in a portfolio of the ten common stocks which, out of the thirty stocks comprising the DJIA, have the highest dividend yield (the "Strategic Ten"), determined as of two business days prior to the Initial Date of Deposit. The Strategic Ten strategy is commonly referred to as the "dogs of the Dow." The name "Dow Jones Industrial Average" is the property of Dow Jones & Company, Inc., which is not affiliated with the Sponsors and has not participated in any way in the creation of the Trust or in the selection of the stocks included in the Trust and has not reviewed or approved any information included in this Prospectus. Dow Jones & Company, Inc. has not granted to the Trust or the Sponsors a license to use the Dow Jones Industrial Average. The value of the Units of the Trust will fluctuate with fluctuations in the value of the underlying Securities in the Trust. Therefore, Unitholders who sell their Units prior to termination of the Trust may receive more or less than their original purchase price upon sale. No assurance can be given that dividends will be paid or that the Units will appreciate in value. The Trust will terminate approximately one year after the Initial Date of Deposit. The minimum purchase is $1,000 or 100 Units for individual purchasers, and $250 or 25 Units for purchases by Individual Retirement Accounts, self-employed retirement plans (formerly Keogh Plans), pension funds and other tax-deferred retirement plans.


This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trust and the Statement of Financial Condition of the Trust. Part B contains general information about the Trust. Part A may not be distributed unless accompanied by Part B. Please read and retain both parts of this Prospectus for future reference.







    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    PROSPECTUS PART A DATED NOVEMBER 4, 1997


480911.8

         SUMMARY OF ESSENTIAL INFORMATION AS OF NOVEMBER 3, 1997:*



INITIAL DATE OF DEPOSIT:  November 4, 1997                     TRUSTEE:  The Chase Manhattan Bank
AGGREGATE VALUE OF SECURITIES..................       $149,775 TRUSTEE'S FEE:  $.86 per 100 Units outstanding
AGGREGATE VALUE OF SECURITIES                                  ORGANIZATIONAL EXPENSES***:  $1.03 per 100
   PER 100 UNITS...............................      $1,000.00    Units
NUMBER OF UNITS................................         14,977 OTHER FEES AND EXPENSES:  $.16 per 100 Units
FRACTIONAL UNDIVIDED INTEREST IN                                  outstanding
   TRUST SECURITIES............................       1/14,977 SPONSORS:  Charles Schwab & Co., Inc. and Reich &
PUBLIC OFFERING PRICE PER 100 UNITS                               Tang Distributors L.P.
   Aggregate Value of Securities in                            AGENT FOR SPONSORS:  Reich & Tang Distributors
   Trust ......................................       $149,775    L.P.
   Divided By 14,977 Units (times 100) Public                  SPONSORS' PORTFOLIO SUPERVISORY,
   Offering Price per 100 Units**+.............      $1,000.00    BOOKKEEPING AND ADMINISTRATIVE FEE:
SPONSORS' REPURCHASE PRICE AND                                    Maximum of $.25 per 100 Units outstanding (see "Trust
   REDEMPTION PRICE PER                                           Expenses and Charges" in Part B).
   100 UNITS++.................................        $987.50 RECORD DATES:  December 15 and June 15
EVALUATION TIME:  4:00 p.m. New York Time.                     DISTRIBUTION DATES:  December 31 and June 30
MINIMUM INCOME OR PRINCIPAL                                    ROLLOVER NOTIFICATION DATE****:
   DISTRIBUTION:  $1.00 per 100 Units                             November 27, 1998 or another date as determined by
LIQUIDATION PERIOD:  Beginning seven days prior                   the Sponsors.
   to the Mandatory Termination Date.                          MONTHLY DEFERRED SALES CHARGE
MINIMUM VALUE OF TRUST:  The Trust may be                         PAYMENT DATES:  The first business day of each
   terminated if the value of the Trust is less than 40%          month commencing February 2, 1998.
   of the aggregate value of the Securities at the             SEMI-ANNUAL DEFERRED SALES CHARGE
   completion of the Deposit Period.                              PAYMENT DATES:  June 30, 1998 and at the
MANDATORY TERMINATION DATE:  The earlier of                       termination of the Trust.
   December 17, 1998 or the disposition of the last
   Security in the Trust.






                                                                                             Schwab Account/Strategic Ten
                                                          Schwab Fee-Based Accounts:         Investors:
CUSIP NUMBERS:            Cash:  808523120                Cash:  808523104                   Cash:  808523146
                          Reinvestment:  808523138        Reinvestment:  808523112           Reinvestment:  808523153



------------------
       * The business day prior to the Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee made.
      ** A maximum Deferred Sales Charge of $12.50 per 100 Units (1.25% of the Initial Public Offering Price) will be paid through deductions subsequent to the Initial Date of Deposit as described under "Deferred Sales Charge". See "Public Offering-Discounts" in Part B for a description of reduced deferred sales charges for certain investors. (See "Public Offering Offering Price") On a repurchase or redemption of Units before the last Deferred Sales Charge Payment Date, any remaining Deferred Sales Charge payments will be deducted from the proceeds. Units purchased pursuant to the Reinvestment Plan are subject to that portion of the Deferred Sales Charge remaining at the time of reinvestment (see "Reinvestment Plan").



                                       A-2
480911.8

     *** The Trust (and therefore the Unitholders) will bear all or a portion of its organizational costs, which include the following: the cost of preparing and printing the registration statement, the trust indenture and the closing documents; registering units with the SEC and the States; and the initial audit of the Trust. See "Trust Expenses" in Part B. These figures are based upon the assumption that the Trust will reach a size of 5,000,000 Units as estimated by the Sponsors; organizational expenses per 100 Units will vary with the actual size of the Trust. If the Trust does not reach this Unit level, the Estimated Organizational Expenses per 100 Units will be higher.

    **** If a Unitholder ("Rollover Unitholder") so specifies on or prior to the Rollover Notification Date, the Rollover Unitholder's terminating distribution will be reinvested in an available series of the Schwab Ten Trust, 1998 Series, if offered (see "Trust Administration--Trust Termination").

       + On the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.
      ++ This figure reflects deduction of the maximum Deferred Sales Charge of $12.50 per 100 Units; the actual amount deducted upon redemption of Units will depend upon the Deferred Sales Charge applicable to the redeeming Unitholder. Any redemptions of 2,500 Units or more may, upon request by a redeeming Unitholder, be made in kind. The Trustee will forward the distributed securities to the Unitholder's broker-dealer account at The Depository Trust Company in book-entry form. See "Liquidity--Trustee Redemption" in Part B.




                                       A-3
480911.8

                                    FEE TABLE


--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering and Trust Expenses and Charges." Although each Series has a term of only one year, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new Series subject only to the Deferred Sales Charge and trust expenses.
--------------------------------------------------------------------------------




Unitholder Transaction Expenses                                                 Maximum                 Reduced
                                                                         Deferred Sales Charge   Deferred Sales Charge+
                                                                          As a % of     Amount    As a % of        Amount
                                                                           Initial       per       Initial          per
                                                                        Offering Price 100 Units Offering Price  100 Units
                                                                        -------------- --------- --------------  ---------
  Deferred Sales Charge per Year ........................................   1.25%*     $12.50      1.00%**     $10.00
                                                                            -----      -------      -----       ------
  Maximum Sales Charge Imposed Per Year on Reinvested Dividends..........   1.25%***   $12.50      1.00%***    $10.00
                                                                            =====       ======      =====       ======

Estimated Annual Fund Operating Expenses                                                Amount
                                                                                         per                  Amount
                                                                          As a % of       100     As a % of     per
                                                                          Net Assets    Units     Net Assets  100 Units
                                                                          ----------    -----     ----------  ---------
  Trustee's Fee..........................................................    .086%       $.86       .086%        $.86
  Organizational Expenses................................................    .103%       1.03       .103%        1.03
  Other Operating Expenses...............................................    .016%        .16       .016%         .16
      Portfolio Supervision, Bookkeeping and Administrative Fees.........    .025%        .25       .025%         .25
                                                                             -----        ---       -----         ---
      Total..............................................................    .230%      $2.30       .230%       $2.30
                                                                             =====      =====       =====       =====
                                                         Examples

  Maximum Deferred Sales Charge Example:                                      Cumulative Expenses Paid for Period:
                                                                          ---------------------------------------------
                                                                                                             3
                                                                                    1 year                 years
                                                                                    ------                 -----
An investor would pay the following expenses on a $1,000 investment, assuming the    $15                    $41
  Trust operating expense ratio of .230% and a 5% annual return on the investment throughout the periods.................................................



  Reduced Deferred Sales Charge Example:                                      Cumulative Expenses Paid for Period:
                                                                          ---------------------------------------------
                                                                                                             3
                                                                                    1 year                 years
                                                                                    ------                 -----
An investor would pay the following expenses on a $1,000 investment, assuming the    $12                    $34
  Trust operating expense ratio of .230% and a 5% annual return on the investment throughout the periods.................................................


The Examples assume reinvestment of all dividends and distributions and utilizes a 5% annual rate of return. For purposes of the Examples, the Deferred Sales Charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The Examples should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Examples.


------------------
     * The actual fee is a total of $12.50 per 100 Units, irrespective of purchase or redemption price, deducted in installments over the life of the Trust, commencing February 2, 1998. If a Holder sells or redeems Units before all of these deductions have been made, the balance of the Deferred Sales Charge will be deducted from the proceeds of sale or redemption. If the Unit price exceeds $10 per Unit, the Deferred Sales Charge will be less than 1.25%; if the Unit price is less than $10 per Unit, the Deferred Sales Charge will exceed 1.25%.
    ** The actual fee is a total of $10.00 per 100 Units, irrespective of purchase or redemption price, deducted in installments over the life of the Trust, commencing February 2, 1998. If a Holder sells or redeems Units before all of these deductions have been made, the balance of the Deferred Sales Charge will be deducted from the proceeds of sale or redemption. If the Unit price exceeds $10 per Unit, the Deferred Sales Charge will be less than 1.00%; if the Unit price is less than $10 per Unit, the Deferred Sales Charge will exceed 1.00%. See "Public Offering-Discounts" in Part B for a description of which investors will be eligible for this reduced Deferred Sales Charge.
   *** Reinvested dividends will be subject only to the Deferred Sales Charge remaining at the time of reinvestment (see "Reinvestment Plan" in this Part A).
      + The Deferred Sales Charge is subject to a further reduction to .80% of the Initial Offering Price or $8.00 per 100 Units under certain circumstances (see "Public Offering-Discounts" in Part B).


                                       A-4
480911.8

OBJECTIVE. The objective of the Trust is to maximize total return through capital appreciation and current dividend income. The Trust seeks to achieve its objective by attempting to outperform the Dow Jones Industrial Average ("DJIA") (which is not affiliated with the Sponsors) by creating a portfolio that follows the investment strategy of investing in the ten (10) common stocks which, out of the thirty stocks comprising the DJIA, have the highest dividend yield (the "Strategic Ten"), determined as of two business days prior to the Initial Date of Deposit. The Trust's portfolio will be comprised of these ten (10) stocks. The Trust's assets will be allocated in approximately equal amounts among the Strategic Ten. For the actual percentage of each stock in the portfolio, see "Portfolio" herein. (Also, see "The Trust - Objective" and "The Trust - The Securities" in Part B.) As used herein, the term "highest dividend yield" means the yield for each Security calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed on that Security and dividing the result by the market value of that Security as of two business days prior to the Initial Date of Deposit. This rate is historical, and there is no assurance that any dividends will be declared or paid in the future on the Securities in the Trust. The Trust may not exceed the DJIA in any one year; however, historically, long term cumulative returns from this strategy has outperformed the DJIA. As used herein, the term "Securities" means the common stocks initially deposited in the Trust and described in "Portfolio" in Part A and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Indenture. Further, the Securities may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the price of equity securities in general and the Securities in particular.
Therefore, there is no guarantee that the objective of the Trust will be achieved.

PORTFOLIO. The Portfolio contains 10 issues of common stock. 100% of the issues are represented by the Sponsor's contracts to purchase. Based upon the principal business of each issuer and current market values, the following industries are represented in the Portfolio: Auto Manufacturing, 10.01%; Banking and Finance, 10.00%; Chemical, 9.91%; Consumer Products, 10.02%; Manufacturing, 9.97%; Oil, 20.03%; Paper and Forest Products, 10.01%; Photography, 10.01%; and Telecommunications, 10.04%.

PUBLIC OFFERING PRICE. The Public Offering Price per 100 Units of the Trust is equal to the aggregate value of the underlying Securities (the price at which they could be directly purchased by the public assuming they were available) in the Trust divided by the number of Units outstanding times 100. The Deferred Sales Charge of $12.50 per 100 Units (the "Deferred Sales Charge") will be payable in installments over the life of the Trust. The price of a single Unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 Units by 100 and multiplying by the number of Units. Any cash held by the Trust will be added to the Public Offering Price. For additional information regarding the Public Offering Price, repurchase and redemption of Units and other essential information regarding the Trust, see the "Summary of Essential Information." The Public Offering Price per Unit may vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying
Securities. The price to be paid by each investor will be computed as of the date the Units are purchased. (See "Public Offering" in Part B.)

DEFERRED SALES CHARGE. The Deferred Sales Charge will be deducted as follows: for every Unitholder, a monthly charge of $.80 per 100 Units will be deducted from the Principal Account in ten monthly installments commencing on February 2, 1998 ($8.00 total) (the "Monthly Charge"); and for Unitholders bearing the Deferred Sales Charge of $12.50 or $10.00 per 100 Units, a semi-annual charge of $2.25 or $1.00, respectively, per 100 Units will be deducted from distributions from the Income Account in two semi-annual installments on June 30, 1998 and upon termination of the Trust ($4.50 or $2.00 total) (the "Semi-Annual Charge"). See "Public Offering-Discounts" in Part B for a description of reduced deferred sales charges for certain investors. This deferred method of payment keeps more of the Unitholders' money invested over a longer period of time. (See "Public Offering - Offering Price" in Part B.)

ESTIMATED NET ANNUAL DISTRIBUTIONS. The estimated net annual distributions to Unitholders (based on the most recent annualized quarterly or semi-annual ordinary dividend distributed with respect to the Securities and based on the payment of the maximum Deferred Sales Charge, including a deduction of $4.50 per 100 Units from the Income Account) as of two


                                       A-5
480911.8
business days prior to the Initial Date of Deposit per 100 Units was $20.33. This estimate will vary with changes in the Trust's fee and expenses, actual dividends received, and with the sale of Securities. There is no assurance that the estimated net annual dividend distributions will be realized in the future.

DISTRIBUTIONS. Dividend distributions, if any, will be made on the Distribution Dates to all Unitholders of record on the appropriate Record Date. For the specific dates representing the Distribution Dates and Record Dates, see "Summary of Essential Information" in Part A. The final distribution will be made within a reasonable period of time after the termination of the Trust. (See "Rights of Unitholders--Distributions" in Part B.) Unitholders may elect to automatically reinvest distributions (other than the final distribution in connection with the termination of the Trust), into additional Units of the Trust, which are subject to the remainder of the Deferred Sales Charge. See "Reinvestment Plan" in Part B.

MARKET FOR UNITS. The Sponsors, although not obligated to do so, intend to maintain a secondary market for the Units and to continuously offer to repurchase the Units of the Trust both during and after the initial public offering. The secondary market repurchase price will be based on the market value of the Securities in the Trust portfolio and will be the same as the redemption price less the remaining portion of the Deferred Sales Charge. (See "Liquidity--Sponsors Repurchase" for a description of how the secondary market repurchase price will be determined.) If a market is not maintained a Unitholder will be able to redeem his Units with the Trustee (see "Liquidity--Trustee Redemption" in Part B). As a result, the existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trust or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsors. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

TERMINATION. During the seven-day period prior to the Mandatory Termination Date (the "Liquidation Period"), Securities will begin to be sold in connection with the termination of the Trust and all Securities will be sold or distributed by the Mandatory Termination Date. The Trustee may utilize the services of the Sponsors for the sale of all or a portion of the Securities in the Trust. Any brokerage commissions received by the Sponsors from the Trust in connection with such sales will be in accordance with applicable law. The Sponsors will determine the manner, timing and execution of the sales of the underlying Securities. The Sponsors will attempt to sell the Securities as quickly as they are able during the Liquidation Period without, in their judgment, materially adversely affecting the market price of the Securities, but all of the Securities will in any event be disposed of by the end of the Liquidation Period. The Sponsors do not anticipate that the period will be longer than seven days, and it could be as short as one day, depending on the liquidity of the Securities being sold.

Unitholders may elect one of the three options in receiving their terminating distributions: (1) to receive their pro rata share of the underlying Securities in-kind, if they own at least 2,500 Units, (2) to receive cash upon the liquidation of their pro rata share of the underlying Securities or (3) to invest the amount of cash they would have received upon the liquidation of their pro rata share of the underlying Securities in units of a future series of Schwab Ten Trust (the "New Trust") (if one is offered) at a reduced deferred sales charge (see "Rollover Option"). See "Trust Administration--Trust
Termination" in Part B for a description of how to select a termination distribution option. Unitholders who have not chosen to receive distributions-in-kind will be at risk to the extent that the market value of the Securities declines prior to their being sold during the Liquidation Period; for this reason the Sponsors will be inclined to sell the Securities in as short a period as they can without materially adversely affecting the price of the Securities. Because the Sponsor can start selling the Securities on December 11, 1998, Unitholders who purchase their Units after December 10, 1997, will have no assurance of realizing mid-term capital gains (see "Tax Status" in Part B). Unitholders should consult their own tax advisers in this regard.


ROLLOVER OPTION. Unitholders may elect to roll over their terminating distributions into the next available New Trust at a reduced deferred sales charge. Rollover Unitholders must make this election on or prior to the Rollover Notification Date.

                                       A-6
480911.8

Upon making this election, a Unitholder's Units will be redeemed and the proceeds will be reinvested in units of the next available New Trust. See "Trust Administration--Trust Termination" in Part B for details to make this election.

RISK CONSIDERATIONS. An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in any of the Securities, including, for common stocks, the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units). Investors should consider the greater risk of the Trust's concentration and the effect on their investment versus a more diversified portfolio and should compare returns available on less concentrated portfolios before making an investment decision. The portfolio of the Trust is fixed and not "managed" by the Sponsors. Investors should note that since the Portfolio of the Trust will be determined as of two business days prior to the Initial Date of Deposit, any changes in the components of the DJIA or the Strategic Ten following such determination will not cause a change in the composition of the Portfolio. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only (except for certain extraordinary circumstances) at the Trust's termination or to meet redemptions, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. In connection with the deposit of Additional Securities subsequent to the Initial Date of Deposit, if cash (or a letter of credit in lieu of cash) is deposited with instructions to purchase Securities, to the extent the price of a Security increases or decreases between the deposit and the time the Security is purchased, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations during the period from the time of deposit to the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the income per Unit received by the Trust.

The Sponsors cannot give any assurance that the business and investment objectives of the issuers of the Securities will correspond with or in any way meet the limited term objective of the Trust. (See "Risk Considerations" in Part B of this Prospectus.)

REINVESTMENT PLAN. Unitholders may elect to automatically reinvest their distributions, if any (other than the final distribution in connection with the termination of the Trust) into additional units of the Trust, subject only to any remaining deductions of the Deferred Sales Charge. See "Reinvestment Plan" in Part B for details on how to enroll in the Reinvestment Plan.

UNDERWRITING. Charles Schwab & Co., Inc., 101 Montgomery Street, San Francisco, California 94104, will act as Underwriter for all of the Units of the Schwab Ten Trust, 1997 Series A. Units of the Trust shall be distributed exclusively by the Underwriter to its customers (see "Public Offering--Distribution of Units" in Part B).

                                       A-7
480911.8

                                                     SCHWAB TEN TRUST,
                                                       1997 SERIES A


                                  STATEMENT OF FINANCIAL CONDITION AS OF NOVEMBER 3, 1997


                                                          ASSETS



Investment in Securities--Sponsors' Contracts to Purchase
      Underlying Securities Backed by Letter of Credit (cost $149,775)(Note 1)..........................            $149,775
Organizational Costs (Note 2)...........................................................................              51,500
                                                                                                                 -----------
Total...................................................................................................            $201,275
                                                                                                                    ========


                                           LIABILITIES AND INTEREST OF UNITHOLDERS
Accrued Liabilities (Note 2)............................................................................           $  51,500
                                                                                                                   ---------

Interest of Unitholders - Units of Fractional
      Undivided Interest Outstanding (1997 Series A:  14,977 Units).....................................             149,775
                                                                                                                   ---------
Total...................................................................................................           $ 201,275
                                                                                                                   =========
Net Asset Value per Unit (3)............................................................................          $     10.00
                                                                                                                  ===========

-------------------------
Notes to Statement of Financial Condition:
      The preparation of financial statements in accordance with generally accepted accounting principles requires Trust management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

      (1) Schwab Ten Trust, 1997 Series A (the "Trust") is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940. The objective of the Trust, jointly sponsored by Charles Schwab & Co., Inc. and Reich & Tang Distributors L.P. (the "Sponsors") is to maximize total return through capital appreciation and current dividend income. An irrevocable letter of credit issued by BankBoston, N.A. in an amount of $200,000 has been deposited with the Trustee for the benefit of the Trust to cover the purchases of Securities. Aggregate cost to the Trust of the Securities listed in the Portfolio of Investments is determined by the Trustee on the basis set forth under "Public Offering--Offering Price" as of 4:00 p.m. on November 3, 1997. The Trust will terminate on December 17, 1998 or can be terminated earlier under certain circumstances as further described in the Prospectus.


      (2) Organizational costs incurred by the Trust have been deferred and will be amortized on a straight line basis over the life of the Trust. The Trust will reimburse the Sponsors for actual organizational costs incurred.


      (3) The maximum Deferred Sales Charge of $12.50 per 100 Units (1.25% of the Initial Public Offering Price) will be paid by Monthly and Semi-Annual Charges subsequent to the Initial Date of Deposit. If Units are redeemed prior to the last Deferred Sales Charge payment date, the remaining amount of the Deferred Sales Charge applicable to such Units will be payable at the time of redemption. Based on projected total assets of $50,000,000, the estimated maximum total Deferred Sales Charge would be $625,000. To the extent that Unitholders pay a reduced Deferred Sales Charge or the Trust is larger or smaller, the estimate may vary.



                                       A-8
480911.8

                                                     SCHWAB TEN TRUST,
                                                       1997 SERIES A


                                                 PORTFOLIO OF INVESTMENTS

                                                  AS OF NOVEMBER 3, 1997



                                                                             Market
                                                                             Value of                            Cost of
                                                                            Stocks as a                         Securities
              Number                                                         Percentage    Current     Market      to the
 Portfolio      of                                                 Ticker      of the     Dividend    Value Per    Trust
    No.       Shares  Name of Issuer (1)                           Symbol     Trust (2)   Yield(3)      Share       (4)
   -----     -------- ------------------                           ------     ---------   --------      -----      ----


Common Stocks:
    1.        301     AT&T Corporation                               T         10.04%      2.64%     $49.9375    $15,031
    2.        173     Chevron Corporation                           CHV        10.01       2.68       86.6875     14,997
    3.        248     E.I. du Pont de Nemours & Company              DD         9.91       2.10       59.8750     14,849
    4.        237     Eastman Kodak Company                          EK        10.01       2.78       63.2500     14,990
    5.        241     Exxon Corporation                             XON        10.02       2.63       62.2500     15,002
    6.        223     General Motors Corporation                     GM        10.01       2.97       67.2500     14,997
    7.        312     International Paper Company                    IP        10.01       2.08       48.0625     14,996
    8.        131     J.P. Morgan & Company                         JPM        10.00       3.08      114.3125     14,975
    9.        162     Minnesota, Mining & Manufacturing Co.         MMM         9.97       2.30       92.1875     14,934
   10.        361     Philip Morris Companies, Inc.                  MO        10.02       3.85       41.5625     15,004

                                                                              ------                            --------
                      Total Investment in Securities                          100.00%                           $149,775
                                                                              ======                            ========

                      FOOTNOTES TO PORTFOLIO OF INVESTMENTS
(1) Contracts to purchase the Securities were entered into on November 3, 1997. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be November 7, 1997.
(2)   Based on the cost of the Securities to the Trust.
(3) Current Dividend Yield for each security was calculated by annualizing the last quarterly or semi-annual ordinary dividend received on the security and dividing the result by its market value as of the close of trading on November 3, 1997.
(4) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on November 3, 1997. The Sponsors' Purchase Price and related Loss was $149,942 and $167, respectively.


The accompanying notes form an integral part of the Financial Statements.

                                       A-9
480911.8

                         REPORT OF INDEPENDENT AUDITORS


THE UNITHOLDERS, SPONSORS AND TRUSTEE
SCHWAB TEN TRUST, 1997 SERIES A

      We have audited the accompanying statement of Financial Condition of Schwab Ten Trust, 1997 Series A, including the Portfolio of Investments, as of November 3, 1997. This financial statement is the responsibility of the Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with The Chase Manhattan Bank, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statement as of November 3, 1997. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Schwab Ten Trust, 1997 Series A, at November 3, 1997, in conformity with generally accepted accounting principles.


                                                        ERNST & YOUNG LLP


New York, New York
November 3, 1997


                                      A-10
480911.8

                                  [INSERT LOGO]


                                  SCHWAB TRUSTS
                         SCHWAB TEN TRUST, 1997 SERIES A

                                PROSPECTUS PART B

                      PART B OF THIS PROSPECTUS MAY NOT BE
                        DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A

                                    THE TRUST

      ORGANIZATION. Schwab Ten Trust consists of a "unit investment trust" designated as set forth in Part A. The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the Initial Date of Deposit, among Charles Schwab & Co., Inc. and Reich & Tang Distributors L.P., as Sponsors, and The Chase Manhattan Bank, as Trustee.

      On the Initial Date of Deposit, the Sponsors deposited with the Trustee common stock, including funds and delivery statements relating to contracts for the purchase of certain such securities (collectively, the "Securities") with an aggregate value as set forth in Part A and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter the Trustee, in exchange for the Securities so deposited, delivered to the Sponsors certificates evidencing the ownership of all Units of the Trust. The Sponsors have a limited right to substitute other securities in the Trust portfolio in the event of a failed contract. See "The Trust--Substitution of Securities." The Sponsors may also, in certain circumstances, direct the Trustee to dispose of certain Securities if the Sponsors believe that, because of market or credit conditions, or for certain other reasons, retention of the Security would be detrimental to Unitholders. See "Trust Administration--Portfolio Supervision."


      As of the Initial Date of Deposit, a "Unit" represents an undivided fractional interest in the Securities of the Trust as is set forth in the "Summary of Essential Information." As additional Units are issued by the Trust as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsors, or until the termination of the Trust Agreement.


      DEPOSIT OF ADDITIONAL SECURITIES. With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsors established a proportionate relationship among the initial aggregate value of specified Securities in the Trust. During the 90 days subsequent to the Initial Date of Deposit (the "Deposit Period"), the Sponsors may deposit additional Securities in the Trust that are substantially similar to the Securities already deposited in the Trust ("Additional Securities"), contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship of the number of shares of each Security in the Trust portfolio on the Initial Date of Deposit. These additional

                                       B-1
480911.8

Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, or unavailability of Securities. The composition of the Trust portfolio may change slightly based on certain adjustments made to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to such Securities, including Securities received in exchange for shares or the reinvestment of the proceeds distributed to Unitholders. Deposits of Additional Securities in the Trust subsequent to the Deposit Period must replicate exactly the existing proportionate relationship among the number of shares of Securities in the Trust portfolio. Substitute Securities may be acquired under specified conditions when Securities originally deposited in the Trust are unavailable (see "The Trust--Substitution of Securities" below).


      OBJECTIVE. The objective of the Trust is to maximize total return through capital appreciation and current dividend income. The Trust seeks to achieve its objective by attempting to outperform the Dow Jones Industrial Average ("DJIA") (which is not affiliated with the Sponsors) by creating a portfolio that follows the investment strategy of investing in the ten (10) common stocks which, out of the thirty (30) common stocks comprising the DJIA, have the highest dividend yield (the "Strategic Ten"), determined as of two business days prior to the Initial Date of Deposit. The Strategic Ten strategy is commonly referred to as the "dogs of the Dow." The Trust's portfolio will be comprised of these ten (10) stocks. The Trust's assets will be allocated in approximately equal amounts among the Strategic Ten. For the actual percentage of each stock in the portfolio, see "Portfolio" in Part A. (Also see "The Trust - Objective" and "The Trust - The Securities" in Part B.) As used herein, the term "highest dividend yield" means the yield for each Security calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed on that Security and dividing the result by the market value of that Security as of two business days prior to the Initial Date of Deposit. This rate is historical, and there is no assurance that any dividends will be declared or paid in the future on the Securities in the Trust. As used herein, the term "Securities" means the common stocks initially deposited in the Trust and described in "Portfolio" in Part A and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Indenture.

      Investing in stocks comprising the DJIA with the highest dividend yields may be effective in achieving the Trust's investment objective because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on thirty common stocks comprising the DJIA. There can be no assurance that the dividend rates will be maintained. Reduction or elimination of a dividend could adversely affect the stock price as well. Purchasing a portfolio of these stocks as opposed to one or two stocks can achieve a more diversified holding. There is only one investment decision instead of ten. An investment in the Trust can be cost-efficient, avoiding the odd-lot costs of buying small quantities of securities directly. An investment in a number of companies with high dividends relative to their stock prices is designed to increase the Trust's potential for higher returns. The Trust's return will consist of a combination of capital appreciation and current dividend income. The Trust will terminate in approximately one year, at which time investors may choose to either receive the distributions in kind (if they own at least 2,500 Units), in cash or reinvest in a subsequent series of the Schwab Ten Trust (if available) at a reduced deferred sales charge. Further, the Securities may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Investors should note that the Trust's selection criteria were applied to the Securities two business days prior to the Initial Date of Deposit. Since the Sponsors may deposit additional Securities in connection with the sale of additional Units, the yields on these Securities may change subsequent to the Initial Date of Deposit. Therefore, there is no guarantee that the objective of the Trust will be achieved.



                                       B-2
480911.8

      THE SECURITIES. Each of the Securities has been taken from the Dow Jones Industrial Average ("DJIA"). The DJIA comprises 30 common stocks chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. Any changes in the components of the DJIA after the date of this Prospectus will not cause a change in the identity of the common stocks included in the Trust's portfolio, including any Additional Securities deposited in the Trust.

      The first DJIA, consisting of 12 stocks, was published in The Wall Street Journal in 1896. The list grew to 20 stocks in 1916 and to 30 stocks on October 1, 1928. For two periods of 17 consecutive years each, there were no changes to the list: March 1939 - July 1956 and June 1959 - August 1976. The DJIA last changed on March 17, 1997.



                      Stocks Currently Comprising the DJIA
AT&T Corporation                     International Business Machines Corporation
Allied Signal                        International Paper Company
Aluminum Company of America          Johnson & Johnson
American Express Company             J.P. Morgan & Company, Inc.
Boeing Company                       McDonald's Corporation
Caterpillar Inc.                     Merck & Company, Inc.
Chevron Corporation                  Minnesota Mining & Manufacturing Company
Coca-Cola Company                    Phillip Morris Companies, Inc.
E.I. du Pont de Nemours & Company    Proctor & Gamble Company
Eastman Kodak Company                Sears, Roebuck & Company
Exxon Corporation                    Travelers Group Inc.
General Electric Company             Union Carbide Corporation
General Motors Corporation           United Technologies Corporation
Goodyear Tire & Rubber Company       Wal-Mart Stores, Inc.
Hewlett-Packard Co.                  Walt Disney Company

      The yield for each Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed and dividing the result by the market value of the Security as of two business days prior to the Initial Date of Deposit. This formula (an objective determination) served as the basis for the Sponsors' selection of the Strategic Ten. The companies represented in the Trust are some of the most well-known and highly capitalized companies in America. The Securities were selected irrespective of any research recommendation by the Sponsors. Investing in the stocks of the DJIA may be effective as well as conservative because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on stocks of the group of stocks comprising the DJIA.

      Although the Schwab Ten Trust was not available until this year, during the last 21 years, the strategy of investing in approximately equal values of the ten highest yielding stocks each year generally would have yielded a higher total return than an investment in all 30 stocks which make up the DJIA. The following table shows the hypothetical performance of investing approximately equal amounts in the Strategic Ten at the beginning of each year and rolling over the proceeds. The total returns do not reflect sales charges, brokerage and transaction costs, commissions or taxes and, therefore, will be different from actual investment results. These results represent past performance of the Strategic Ten and should not be considered indicative of future results of the Trust. The Trust's annual total return may not exceed the DJIA in any one year; however, historically,


                                       B-3
480911.8
long term cumulative total returns from these strategies has outperformed the cumulative returns of the DJIA. The Strategic Ten underperformed the DJIA in certain years. Also, investors in the Trust may not realize as high a total return as on a direct investment in the Strategic Ten since the Trust has sales charges and expenses and may not be fully invested at all times. Unit prices fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stocks will be paid or that the Units will appreciate in value.

      The following table compares the actual performance of the DJIA and approximately equal values of the Strategic Ten Strategy in each of the past 21 years, as of December 31 in each of these years:

                         COMPARISON OF TOTAL RETURNS(1)

                                                Dow Jones
                                                ---------
                                                Industrial
                                                ----------
     Year Ended        Strategic Ten(2)       Average (DJIA)
     ----------        -------------          --------------
        1976                34.80%                22.70%
        1977                 0.90                -12.70
        1978                -0.10                  2.70
        1979                12.40                 10.50
        1980                27.20                 21.50
        1981                 5.00                 -3.40
        1982                23.60                 25.80
        1983                38.70                 25.70
        1984                 7.60                  1.10
        1985                29.50                 32.80
        1986                32.10                 26.90
        1987                 6.10                  6.00
        1988                22.90                 16.00
        1989                26.50                 31.70
        1990                -7.60                 -0.40
        1991                39.30                 23.90
        1992                 7.90                  7.40
        1993                27.30                 16.80
        1994                 4.10                  4.90
        1995                36.70                 36.40
        1996                27.90                 28.90
--------------------------------
(1) Total Return  represents the sum of Appreciation  and Actual Dividend Yield.
    (i) Appreciation for the Strategic Ten and the DJIA is calculated by subtracting the opening market value of these Strategic Ten or DJIA stocks, respectively, as of the first trading day on the New York Stock Exchange in a given year from the market value of those stocks as of the last trading day in that year, and dividing the result by the market value of the stocks as of the first trading day in that year. (ii) Actual Dividend Yield for the Strategic Ten is calculated by adding the total dividends received on the stocks in the year and dividing the result by the market value of the stocks as of the first trading day in that year. Actual Dividend Yield for the DJIA is calculated by taking the total dividends credited to the DJIA and dividing the result by the opening value of the DJIA as of the first trading day in that year. Total return does not take into consideration any sales charges, commissions, expenses or taxes.

(2) The Strategic Ten in any given year were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of that year, based upon an annualization of the last quarterly or semi-annual regular dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day on the New York Stock Exchange in that year.

    These results represent past performance and should not be considered indicative of future results of the Trust. Unit prices may fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stock will be paid or that the Units will appreciate in value.

                                       B-4
480911.8

      The contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the Initial Date of Deposit.


      SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for the Trust under a contract ("Failed Securities"), the Sponsors are authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of the Trust.

      The Substitute Securities must be purchased within 20 days after the sale of the portfolio Security or delivery of the notice of the failed contract. Where the Sponsors purchase Substitute Securities in order to replace Failed Securities, (i) the purchase price may not exceed the purchase price of the Failed Securities and (ii) the Substitute Securities must be substantially similar to the Failed Securities. Such selection may include or be limited to Securities previously included in the portfolio of the Trust. No assurance can be given that the Trust will retain its present size and composition for any length of time.

      The Trustee shall notify all Unitholders of the acquisition of the Substitute Security, within five days thereafter, and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security. In the event no reinvestment is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under "Rights of Unitholders--Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsors will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date. The proceeds from the sale of a Security or the exercise of any redemption or call provision will be distributed to Unitholders except to the extent such proceeds are applied to meet redemptions of Units. (See "Liquidity--Trustee Redemption.")


                               RISK CONSIDERATIONS


      FIXED PORTFOLIO. The value of the Units will fluctuate depending on all of the factors that have an impact on the economy and the equity markets. These factors similarly impact the ability of an issuer to distribute dividends. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trust, are not subject to such frequent changes based upon continuous analysis. All the Securities in the Trust are liquidated during a seven-day period at the termination of the approximately one-year life of the Trust. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only at the Trust's termination or upon the occurrence of certain events (See "Trust Administration
- Portfolio Supervision") the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. Some of the Securities in the Trust may also be owned by other clients of the Sponsors and their affiliates. However, because these clients may have differing investment objectives, the Sponsors may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. Investors should consult with their own financial advisers prior to investing in the Trust to determine its suitability. (See "Trust Administration--Portfolio Supervision" below.)


      ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsors may deposit Additional Securities, contracts to purchase Additional Securities or cash (or letter of credit in lieu of cash) with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in

                                       B-5
480911.8
purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the Income per Unit received by the Trust. In particular, Unitholders who purchase Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trust will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time. In addition, subsequent deposits to create additional Units will not be fully covered by the deposit of a bank letter of credit. In the event that the Sponsors do not deliver cash in consideration for the additional Units delivered, the Trust may be unable to satisfy its contracts to purchase the Additional Securities without the Trustee selling underlying Securities. Therefore, to the extent that the subsequent deposits are not covered by a bank letter of credit, the failure of the Sponsors to deliver cash to the Trust, or any delays in the Trust receiving such cash, would have significant adverse consequences for the Trust.


      COMMON STOCK. Since the Trust contains common stocks of domestic issuers, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units). Additional risks include risks associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

      Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

      LEGISLATION. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction which is available to certain corporations. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Although recent legislation has established a reduced tax rate of 20% for capital gains realized by individual investors who have held assets for more than 18 months, this rate will generally not be available for Unitholders because the term of the Trust is approximately one year. Investors are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, legislation may be enacted, with respect to the

                                       B-6
480911.8

Securities in the Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment, or with respect to the petroleum or tobacco industries, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

      LEGAL PROCEEDINGS AND LITIGATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

      GENERALLY. There is no assurance that any dividends will be declared or paid in the future on the Securities. Investors should be aware that there is no assurance that the Trust's objective will be achieved.

                                 PUBLIC OFFERING

      OFFERING PRICE. In calculating the Public Offering Price, the aggregate value of the Securities and any cash held to purchase Securities is divided by the number of Units outstanding. The aggregate value of the Securities is determined in good faith by the Trustee on each "Business Day" as defined in the Indenture in the following manner: because the Securities are listed on a national securities exchange, this evaluation is based on the closing sale prices on that exchange as of the Evaluation Time (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Trustee deems these prices inappropriate as a basis for evaluation, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate:
(a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee or (c) by any combination of the above, each as of the Evaluation Time.


           The sales charge consists of a Deferred Sales Charge of $12.50 per 100 Units (1.25% of the Initial Public Offering Price). The Deferred Sales Charge will be paid through ten monthly deductions from the Principal Account of the Trust of $.80 commencing on February 2, 1998 and two semi-annual deductions from distributions from the Income Account of $2.25 each on June 30, 1998 and upon termination of the Trust. If the amount of the distribution from the Income Account is insufficient to pay the Semi-Annual Charge, any unpaid amount shall be further deferred and deducted from proceeds due to Unitholders upon termination. If the amount available in the Principal Account of the Trust is insufficient to pay the Monthly Charge, the Trustee shall sell Securities selected by the Sponsors sufficient to pay such amounts. If the Public Offering Price paid by an investor exceeds $10.00 per 100 Units, the Deferred Sales Charge will be less than 1.25%; if the Public Offering Price paid by an investor is less than $10.00 per 100 Units, the Deferred Sales Charge will exceed 1.25%. To the extent the entire Deferred Sales Charge has not been so deducted at the time of repurchase or redemption of the Units, any unpaid amount will be deducted from the proceeds or in calculating an in kind distribution. However, any remaining Deferred Sales Charge will be refunded by the Sponsors when Units of any Schwab Ten Trust held at the time of the death (including the death of a single joint tenant with rights of survivorship) or disability (as defined in the Internal Revenue Code of 1986) of a Holder are repurchased or redeemed. The Sponsors may require receipt of satisfactory proof of the death or disability before releasing the portion of the proceeds representing the amount waived. Units purchased pursuant to the Reinvestment Plan are subject only to any remaining Deferred Sales Charge deductions (see "Reinvestment Plan").

      DISCOUNTS. Employees (and their immediate families) of Charles Schwab & Co., Inc., and Reich & Tang Distributors L.P. (and their affiliates) and of the special counsel to the Sponsors may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the aggregate value of the underlying securities in the Trust during the initial offering period, divided by the number of Units outstanding plus a reduced Deferred Sales Charge of $10.00 per 100 Units (1.00% of


                                       B-7
480911.8
the Initial Public Offering Price). Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsors' secondary market, so long as it is being maintained.

      Units may be purchased in the primary or secondary market at the Public Offering Price plus a reduced Deferred Sales Charge of $10.00 per 100 Units by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who have agreements with Charles Schwab & Co., Inc. ("Schwab Financial Advisor") or by investors in any unit investment trust with an investment strategy based upon the Strategic Ten that have purchased their investment within a two year period prior to the date of this Prospectus who can purchase Units of the Trust in an amount not greater in value than the amount of said investment made during this two year period ("Strategic Ten Investors"). Such Strategic Ten Investors who purchase Units of the Trust through a Schwab Financial Advisor, may purchase Units in the primary or secondary market at the Public Offering Price plus a Deferred Sales Charge of $8.00 per 100 Units (.80% of the Initial Public Offering Price), if available in the secondary market. The reduced Deferred Sales Charge of $10.00 per 100 Units will be paid through ten monthly deductions of $.80 commencing February 2, 1998 and the semi-annual deductions of $1.00 each on June 30, 1998 and upon the termination of the Trust. The reduced Deferred Sales Charge of $8.00 per 100 Units will only be subject to the monthly charge described above.


      DISTRIBUTION OF UNITS. During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, Units will be distributed by the Sponsors at the Public Offering Price. The initial offering period is thirty days after each deposit of Securities in the Trust and the Sponsors may extend the initial offering period for successive thirty-day periods.

      The Sponsors intend to qualify the Units for sale in substantially all States.


      SPONSORS' PROFITS. The Sponsors will receive a combined gross underwriting commission equal to up to $12.50 per 100 Units or 1.25% of the Initial Public Offering Price per 100 Units (equivalent to 1.266% of the net amount invested in the Securities). Additionally, the Sponsors may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsors and the cost of the Securities to the Trust. (See "Portfolio of Investments.") All or a portion of the Securities initially deposited in the Trust may have been acquired through the Sponsors.


      During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, the Sponsors may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsors for the Units. Cash, if any, made available to the Sponsors prior to settlement date for the purchase of Units may be used in the Sponsors' business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

      Both upon acquisition of Securities and termination of the Trust, the Trustee may utilize the services of the Sponsors for the purchase or sale of all or a portion of the Securities in the Trust. The Sponsors may receive brokerage commissions from the Trust in connection with such purchases and sales in accordance with applicable law.

      In maintaining a market for the Units (see "Sponsors Repurchase") the Sponsors will realize profits or sustain losses in the amount of any difference between the price at which they buy Units and the price at which they resell such Units.

                              RIGHTS OF UNITHOLDERS


      BOOK-ENTRY UNITS. Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at The Depository Trust Company ("DTC") through an investor's


                                       B-8
480911.8
brokerage account. Units held through DTC will be deposited by the Sponsors with DTC in the Sponsors' DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly only by book-entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchase and sale from their Schwab Financial Advisor, or the broker-dealer or bank from whom their purchase was made. Transfers, and the requirements therefor, will be governed by the applicable procedures of DTC and the Unitholder's agreement with the DTC participant in whose name the Unitholder's Units are registered on the transfer records of DTC.


      DISTRIBUTIONS. Dividends received by the Trust are credited by the Trustee to an Income Account for the Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust.


      Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following Distribution Date and consist of an amount substantially equal to such Unitholder's pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Account of the Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of the Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date after such purchase.

      As of each Record Date, the Trustee will deduct from the Income Account of the Trust, and, to the extent funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units. Distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Principal Account to the extent of the Monthly Charge of $.80 per 100 Units for all Unitholders and from distributions made from the Income Account to the extent of the Semi-Annual Charge of either $2.25 or $1.00 per 100 Units for those Unitholders paying Deferred Sales Charges of the $12.50 and $10.00, respectively, per 100 Units, to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations.

      The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of the Trust fluctuate. No distribution need be made from the Income Account or the Principal Account unless the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

      RECORDS. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount being distributed from the Income and Principal Account, respectively, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record, a statement showing (a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for the Deferred Sales Charge, applicable taxes and fees and expenses of the Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (b) as to the Principal Account: the Securities disposed of and the net proceeds received therefrom, deductions for payment of disposition of any Securities and the net


                                       B-9
480911.8
proceeds received therefrom, deductions for the Deferred Sales Charge, payments of applicable taxes and fees and expenses of the Trust, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.


      The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unitholders, Units held, a current list of Securities in the portfolio and a copy of the Trust Agreement.

                                   TAX STATUS

      The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

      In rendering the opinion set forth below, Battle Fowler LLP has examined the Agreement, the final form of Prospectus dated the date hereof (the "Prospectus") and the documents referred to therein, among others, and has relied on the validity of said documents and the accuracy and completeness of the facts set forth therein. In the Opinion of Battle Fowler LLP, special counsel for the Sponsors, under existing law:

           1. The Trust will be classified as a grantor trust for Federal income tax purposes and not as a partnership or association taxable as a corporation. Classification of the Trust as a grantor trust will cause the Trust not to be subject to Federal income tax, and will cause the Unitholders of the Trust to be treated for Federal income tax purposes as the owners of a pro rata portion of the assets of the Trust. All income received by the Trust will be treated as income of the Unitholders in the manner set forth below.

           2. The Trust is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unitholder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as income of the Unitholder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

           3. During the 90-day period subsequent to the initial issuance date, the Sponsors reserve the right to deposit Additional Securities that are substantially similar to those establishing the Trust. This retained right falls within the guidelines promulgated by the Internal Revenue Service ("IRS") and should not affect the taxable status of the Trust.

      A taxable event will generally occur with respect to each Unitholder when the Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Unitholder. The price a Unitholder pays for his Units, including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the date the Unitholder purchases his Units) in order to determine his initial cost for his pro rata portion of each Security held by the Trust.


                                      B-10
480911.8

      For Federal income tax purposes, a Unitholder's pro rata portion of dividends paid with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits" as provided in Section 316 of the Code. A Unitholder's pro rata portion of dividends paid on such Security that exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security will generally be treated as capital gain.

      A Unitholder's portion of gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain and will be mid-term if the Unitholder has held his Units for more than one year but not more than 18 months. Mid-term capital gains are generally taxed at the same rates applicable to ordinary income, although individuals who realize mid-term capital gains may be subject to a reduced tax rate of 28% on such gains, rather than the "regular" maximum tax rate of 39.6%. Although recent legislation has established a reduced tax rate of 20% for capital gains realized by individual investors who have held assets for more than 18 months, this rate will generally not be available for Unitholders because the term of the Trust is approximately one year. Tax rates may increase prior to the time when Unitholders may realize gains from the sale, exchange or redemption of the Units or Securities.


      A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss and will be long-term if the Unitholder has held his Units for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses recognized by non-corporate Unitholders may be deducted against ordinary income.

      Under Section 67 of the Code and the accompanying Regulations, a Unitholder who itemizes his deductions may also deduct his pro rata share of the fees and expenses of the Trust, but only to the extent that such amounts, together with the Unitholder's other miscellaneous deductions, exceed 2% of his adjusted gross income. The deduction of fees and expenses may also be limited by
Section 68 of the Code, which reduces the amount of itemized deductions that are allowed for individuals with incomes in excess of certain thresholds.

      After the end of each calendar year, the Trustee will furnish to each Unitholder an annual statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security, and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unitholder and to the Internal Revenue Service.


      A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends that are taxable as ordinary income to Unitholders which are received by the Trust from a domestic corporation under Section 243 of the Code or from a qualifying foreign corporation under Section 245 of the Code (to the extent the dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Securities paying such dividends. However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code) during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. Accordingly, corporate Unitholders should consult their tax adviser in this regard.


      As discussed in the section "Termination", each Unitholder may have three options in receiving his termination distributions, which are (i) to receive his pro rata share of the underlying Securities in kind, (ii) to receive cash upon liquidation of his pro rata share of the underlying Securities, or (iii) to invest the amount of cash he would receive upon the liquidation of his pro rata share of the underlying Securities in units of a future series of the Trust (if one is offered). There are special tax consequences should a Unitholder choose option (i), the exchange of the Unitholder's Units for a pro rata portion of each

                                      B-11
480911.8
of the Securities held by the Trust plus cash. Treasury Regulations provide that gain or loss is recognized when there is a conversion of property into property that is materially different in kind or extent. In this instance, the Unitholder may be considered the owner of an undivided interest in all of the Trust's assets. By accepting the proportionate number of Securities of the Trust, in partial exchange for his Units, the Unitholder should be treated as merely exchanging his undivided pro rata ownership of Securities held by the Trust into sole ownership of a proportionate share of Securities. As such, there should be no material difference in the Unitholder's ownership, and therefore the transaction should be tax free to the extent the Securities are received. Alternatively, the transaction may be treated as an exchange that would qualify for nonrecognition treatment to the extent the Unitholder is exchanging his undivided interest in all of the Trust's Securities for his proportionate number of shares of the underlying Securities. In either instance, the transaction should result in a non-taxable event for the Unitholder to the extent Securities are received. However, there is no specific authority addressing the income tax consequences of an in-kind distribution from a grantor trust, and investors are urged to consult their tax advisers in this regard.

      Entities that generally qualify for an exemption from Federal income tax, such as many pension trusts, are nevertheless taxed under Section 511 of the Code on "unrelated business taxable income." Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from the Trust and gain from the sale of Units in the Trust or the Trust's sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

      Prospective tax-exempt investors are urged to consult their own tax advisers prior to investing in the Trust.


      RETIREMENT PLANS. This Trust may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. Except with respect to certain IRAs known as Roth IRAs, distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Five year averaging will not apply to distributions after December 31, 1999. Ten year averaging has been preserved in very limited circumstances. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms, including Charles Schwab & Co., Inc., and other financial institutions. Fees and charges with respect to such plans may vary.


      Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

                                    LIQUIDITY

      SPONSORS REPURCHASE. The Sponsors may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption (see "Trustee Redemption"). Factors which the Sponsors will consider in making a determination will include the number of Units of all Trusts which they have in inventory, their estimate of the salability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date

                                      B-12
480911.8

(three calendar days after tender), the Sponsors may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder's brokerage account not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender less any unpaid Deferred Sales Charge.


      Unitholders who wish to dispose of their Units should inquire of the Sponsors as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsors do not guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. The Sponsors may discontinue the repurchase of redemption requests if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which redemption requests are received in proper form by Charles Schwab & Co., Inc., except for redemption requests received after 4 P.M., New York Time when Units will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.


      Units purchased by the Sponsors in the secondary market may be reoffered for sale by the Sponsors at a price based on the aggregate value of the Securities in the Trust subject to the remaining Deferred Sales Charge plus a pro rata portion of amounts, if any, in the Income and Principal Accounts. Any Units that are purchased by the Sponsors in the secondary market also may be redeemed by the Sponsors if they determine such redemption to be in their best interest.

      TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the commencement of the Liquidation Period (approximately one year from the Date of Deposit), Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Charles Schwab & Co., Inc. broker, dealer or financial institution holding such Units in street name. In certain instances, additional documents may be required, such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsors or the Trustee. Units redeemed by the Trustee will be canceled.

      Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of tender less any unpaid Deferred Sales Charge. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the New York Stock Exchange (4:00 p.m. Eastern Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

      A Unitholder will receive his redemption proceeds in cash. Amounts paid on redemption allocable to the Unitholder's interest in the Income Account shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each stock. Provision is made in the Indenture under which the Sponsors may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsors believe that the minimum amounts which would be specified would be approximately 100 shares for readily marketable Securities.


      The Redemption Price per Unit is the pro rata share of the Unit in the Trust determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the Securities in the Trust as

                                      B-13
480911.8
determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unitholders of record as of a Record Date prior to the evaluation being made. The Trustee may determine the value of the Securities in the Trust in the following manner: because the Securities are listed on a national securities exchange, this evaluation is based on the closing sale prices on that exchange. Unless the Trustee deems these prices inappropriate as a basis for evaluation or if there is no such closing purchase price, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

      Any Unitholder tendering 2,500 Units or more of the Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Securities and cash in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the Unitholder's broker-dealer account at The Depository Trust Company. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising the Trust portfolio and cash from the Income and Principal Accounts equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. A Unitholder who elects to receive In Kind Distributions may incur brokerage or other transaction costs in converting the Securities so distributed into cash subsequent to their receipt of the Securities from the Trust. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above.


      The Trustee is irrevocably authorized in its discretion, if the Sponsors do not elect to purchase a Unit tendered for redemption or if the Sponsors tender a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

      The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsors are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

      A Unitholder who wishes to dispose of his Units should inquire of his broker in order to determine if there is a current secondary market price in excess of the Redemption Price.

                              TRUST ADMINISTRATION

      PORTFOLIO SUPERVISION. The Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio. Although the portfolio of the Trust is regularly reviewed, because of the formula employed in selecting the Strategic Ten, it is unlikely that the Trust will sell any of the Securities other than to satisfy redemptions of Units, or to cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsors may direct the disposition

                                      B-14
480911.8
of Securities upon the occurrence of certain events including: (1) default in payment of amounts due on any of the Securities; (2) institution of certain legal proceedings; (3) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected; (4) determination of the Sponsors that the tax treatment of the Trust as a grantor trust would otherwise be jeopardized; or (5) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsors, would make the retention of the Security detrimental to the Trust or the Unitholders. Furthermore, the Trust will likely continue to hold a Security and purchase additional shares notwithstanding its ceasing to be included among the Strategic Ten or even its deletion from the DJIA.

      In addition, the Trust Agreement provides as follows:

           (a) If a default in the payment of amounts due on any Security occurs pursuant to provision (1) above and if the Sponsors fail to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsors, shall sell the Security.


           (b) It is the responsibility of the Sponsors to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization. If any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsors direct that it be retained.

           (c) Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities shall be promptly sold unless the Sponsors direct that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Account of the Trust.


           (d) The Sponsors are authorized to increase the size and number of Units of the Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsors may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsors may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

      TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsors without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

      The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66 2/3% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder's interest in the Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in the Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in

                                      B-15
480911.8
substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.


      TRUST TERMINATION. The Trust Agreement provides that the Trust shall terminate as of the Evaluation Time on the business day preceding the Liquidation Period or upon the earlier maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust and in no event is it to continue beyond the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsors, terminate the Trust. The Trust may also be terminated at any time with the consent of investors holding 100% of the Units then outstanding. When directed by the Sponsors, the Trustee shall utilize the services of the Sponsors for the sale of all or a portion of the Securities in the Trust, and in so doing, the Sponsors will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsors from the Trust in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Such notice will provide Unitholders with the following three options by which to receive their pro rata share of the net asset value of the Trust and requires their election of one of the three options by notifying the Trustee by returning a properly completed election request (to be supplied to Unitholders at least 20 days prior to the commencement of the Liquidation Period):

           1. A Unitholder who owns at least 2,500 Units and whose interest in the Trust would entitle him to receive at least one share of each underlying Security will have his Units redeemed on commencement of the Liquidation Period by distribution of the Unitholder's pro rata share of the net asset value of the Trust on such date distributed in kind to the extent represented by whole shares of underlying Securities and the balance in cash within three business days following the commencement of the Liquidation Period. Unitholders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities. Unitholders should consult their own tax adviser in this regard;

           2. to receive in cash such Unitholder's pro rata share of the net asset value of the Trust derived from the sale by the Sponsors as the agents of the Trustee of the underlying Securities over the Liquidation Period. The Unitholder's pro rata share of its net assets of the Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; and/or

           3. to invest such Unitholder's pro rata share of the net assets of the Trust derived from the sale by the Sponsors as agents of the Trustee of the underlying Securities over the Liquidation Period, in units of a subsequent series of the Schwab Ten Trust (the "New Series") provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of this Trust held by a Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee by the Rollover Notification Date set forth in the "Summary of Essential Information" for the Trust in Part A. The Units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced deferred sales charge upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unitholder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent the New Series is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax advisers in this regard.


      Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 2).

                                      B-16
480911.8

      The Sponsors have agreed that to the extent they effect the sales of underlying securities for the Trustee in the case of the second and third options over the Liquidation Period such sales will be free of brokerage commissions. The Sponsors, on behalf of the Trustee, will sell, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, as quickly as practicable, but all of the Securities will in any event be disposed of by the end of the Liquidation Period. The Redemption Price Per Unit upon the settlement of the last sale of Securities during the Liquidation Period will be distributed to Unitholders in redemption of such Unitholders' interest in the Trust.

      Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsors may purchase a large amount of securities for the New Series in a short period of time. The Sponsors' buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsors' purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsors believe that the sale of underlying Securities over the Liquidation Period is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than seven days if, in the Sponsors' judgment, such sales are in the best interest of Unitholders. The Sponsors, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.


      It is expected (but not required) that the Sponsors will generally follow the following guidelines in selling the Securities: for highly liquid Securities, the Sponsors will generally sell Securities on the first day of the Liquidation Period; for less liquid Securities, on each of the first two days of the Liquidation Period, the Sponsors will generally sell any amount of any underlying Securities at a price no less than 1/2 of one point under the last closing sale price of those Securities. On each of the following two days, the price limit will increase to one point under the last closing sale price. After four days, the Sponsors intend to sell at least a fraction of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the Liquidation Period, without any price restrictions.

      The Sponsors may for any reason, in their sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unitholder. If the Sponsors so decide, the Sponsors will notify the Trustee of that decision, and the Trustee will notify the Unitholders before the commencement of the Liquidation Period. All Unitholders will then elect either option 1, if eligible, or option 2.

      By electing to reinvest in the New Series, the Unitholder indicates his interest in having his terminating distribution from the Trust invested only in the New Series created following termination of the Trust; the Sponsors expect, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving Unitholders a yearly opportunity to elect to "rollover" their terminating distributions into a New Series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder's election to participate in the reinvestment program will be treated as an indication of interest only. The Sponsors intend to coordinate the date of deposit of a future series so that the terminating trust will terminate contemporaneously with the creation of a New Series. The Sponsors reserve the right to modify, suspend or terminate the reinvestment privilege at any time.

      THE SPONSORS.  Charles Schwab & Co., Inc.  ("Schwab")  was  established in
1971 and is one of America's largest discount brokers. The firm provides low-cost securities brokerage and related financial services to over 3.3 million active customer accounts and has over 200 branch offices. Schwab also offers convenient access to financial information services and provides products and services that help investors make investment decisions. Schwab is a wholly owned subsidiary of The Charles Schwab Corporation. Charles R. Schwab is the founder, Chairman, Chief Executive Officer and a director of

                                      B-17
480911.8

The Charles Schwab Corporation and, as of January 31, 1996, the beneficial owner of approximately 20.1% of the outstanding shares of that corporation. Mr. Schwab may be deemed to be a controlling person of Schwab.

      Reich & Tang Distributors L.P. (successor to the Unit Investment Trust Division of Bear, Stearns & Co. Inc.), a Delaware limited partnership, is engaged in the brokerage business and is a member of the National Association of Securities Dealers, Inc. Reich & Tang is also a registered investment advisor. Reich & Tang maintains its principal business offices at 600 Fifth Avenue, New York, New York 10020. Reich & Tang Asset Management L.P. ("RTAM L.P."), a registered investment adviser having its principal place of business at 399 Boylston Street, Boston, MA 02116, is the 99% limited partner of Reich & Tang Distributors L.P. RTAM L.P. is 99.5% owned by New England Investment Companies, L.P. ("NEIC L.P.") and Reich & Tang Asset Management, Inc. ("RTAM Inc."), a wholly owned subsidiary of NEIC L.P., owns the remaining .5% interest of RTAM L.P. and is its general partner. NEIC L.P.'s general partner is New England Investment Companies, Inc. ("NEIC"), a holding company offering a broad array of investment styles across a wide range of asset categories through eleven subsidiaries, divisions and affiliates offering a wide array of investment styles and products to institutional clients. These affiliates in the aggregate are investment advisors or managers to over 54 registered investment companies. Reich & Tang is successor Sponsor to Bear Stearns for numerous series of unit investment trusts, including New York Municipal Trust, Series 1 (and Subsequent Series), Municipal Securities Trust, Series 1 (and Subsequent Series), 1st Discount Series (and Subsequent Series), Multi-State Series 1 (and Subsequent Series), Mortgage Securities Trust, Series 1 (and Subsequent Series), Insured Municipal Securities Trust, Series 1 (and Subsequent Series) and 5th Discount Series (and Subsequent Series) and Equity Securities Trust, Series 1, Signature Series, Gabelli Communications Income Trust (and Subsequent Series).

      On August 30, 1996, New England Mutual Life Insurance Company ("The New England") and Metropolitan Life Insurance Company ("MetLife") merged, with MetLife being the continuing company. RTAM L.P. remains a wholly-owned subsidiary of NEIC L.P. but RTAM Inc., its sole general partner, is now an indirect subsidiary of MetLife. Also, MetLife New England Holdings, Inc., a wholly-owned subsidiary of MetLife, owns 55% of the outstanding limited partnership interest of NEIC L.P. MetLife is a mutual life insurance company with assets of $142.2 billion at March 31, 1996. It is the second largest life insurance company in the United States in terms of total assets. MetLife provides a wide range of insurance and investment products and services to individuals and groups and is the leader among United States life insurance companies in terms of total life insurance in force, which exceeded $1.2 trillion at March 31, 1996 for MetLife and its insurance affiliates. MetLife and its affiliates provide insurance or other financial services to approximately 36 million people worldwide.

      The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsors and their ability to carry out their contractual obligations. The Sponsors will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of their own willful misfeasance, bad faith, gross negligence or reckless disregard of their obligations and duties.

      The Sponsors may each resign at any time by delivering to the Trustee an instrument of resignation executed by the individual Sponsor. If at any time either of the Sponsors shall resign or fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor Sponsor; (b) terminate the Trust Agreement and liquidate the Trust; or (c) continue to act as Trustee without terminating the Trust Agreement. Any successor Sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

      THE TRUSTEE. The Trustee is The Chase Manhattan Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017 (800) 428-8890 and its unit investment trust office at 4 New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.


                                      B-18
480911.8

      The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trust which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

      For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

      The Trustee may resign by executing an instrument in writing and filing the same with the Sponsors, and mailing a copy of a notice of resignation to all Unitholders. In such an event the Sponsors are obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsors may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsors. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

      Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.

      EVALUATION OF THE TRUST. The value of the Securities in the Trust portfolio is determined in good faith by the Trustee on the basis set forth under "Public Offering--Offering Price." The Sponsors and the Unitholders may rely on any evaluation furnished by the Trustee and shall have no responsibility for the accuracy thereof. Determinations by the Trustee under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Trustee shall be under no liability to the Sponsors or Unitholders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Trustee, the Sponsors and the Unitholders may rely on any evaluation furnished to the Trustee by an independent evaluation service and shall have no responsibility for the accuracy thereof.

                           TRUST EXPENSES AND CHARGES


      All or a portion of the expenses incurred in creating and establishing the Trust, including the cost of the initial preparation and execution of the Trust Agreement, registration of the Trust and the Units under the Investment Company Act of 1940 and the Securities Act of 1933 and State registration fees, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket expenses, will be paid by the Trust and charged to capital over the life of the Trust. All advertising and selling expenses, as well as any organizational expenses not paid by the Trust, will be borne by the Sponsors at no cost to the Trust.



                                      B-19
480911.8

      The Sponsors will receive for portfolio supervisory, bookkeeping and administrative services to the Trust an Annual Fee in the amount set forth under "Summary of Essential Information" in Part A. The Sponsors' fee may exceed the actual cost of providing portfolio supervisory, bookkeeping and administrative services for the Trust, but at no time will the total amount received for portfolio supervisory, bookkeeping and administrative services rendered to all series of the Schwab Trusts in any calendar year exceed the aggregate cost to the Sponsors of supplying such services in such year. (See "Portfolio Supervision.")

      The Trustee will receive, for its ordinary recurring services to the Trust, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Trust Administration" and "Rights of Unitholders."

      The Trustee's fees applicable to a Trust are payable as of each Record Date from the Income Account of the Trust to the extent funds are available and then from the Principal Account. Both the Sponsors' and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

      The following additional charges are or may be incurred by the Trust: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsors for any losses, liabilities and expenses incurred in acting as sponsors of the Trust without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied, made or, to the knowledge of the Sponsors, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.


      Unless the Sponsors otherwise direct, the accounts of the Trust shall be audited not less than annually by independent auditors selected by the Sponsors. The expenses of the audit shall be an expense of the Trust. So long as the Sponsors maintain a secondary market, the Sponsors will bear any audit expense which exceeds $.50 cents per 1,000 Units. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.


                                REINVESTMENT PLAN

      Income and principal distributions on Units (other than the final distribution in connection with the termination of the Trust) may be reinvested by participating in the Trust's reinvestment plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsors or new Units created by the Sponsors' deposit of Additional Securities as described in "The Trust--Organization" in this Part B. Units acquired by reinvestment will be subject to any remaining deductions of the Deferred Sales Charge. In order to enable a Unitholder to participate in the reinvestment plan with respect to a particular distribution on their Units, written notification must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or principal on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The Sponsors reserve the right to demand, modify or terminate the reinvestment plan at any time without prior notice. The reinvestment plan for the Trust may not be available in all states.



                                      B-20
480911.8

                                  OTHER MATTERS

      LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsors. Carter, Ledyard & Milburn, Two Wall Street, New York, New York 10005 have acted as counsel for the Trustee.


      INDEPENDENT AUDITORS. The Statement of Financial Condition, including the Portfolio of Investments, is included herein in reliance upon the report of Ernst & Young LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

      PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the Strategic Ten, the related index and this Trust may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus any dividends and capital gains received, divided by the public offering price as of the date of calculation. Average annualized returns show the average return for stated periods of longer than a year. From time to time, the Trust may compare the cost of purchasing Trust shares to the cost of purchasing the individual securities which constitute the Strategic Ten. In addition, the Trust may compare its deferred sales charge to the sales charges assessed on unitholders by other unit investment trusts. Sales material may also include an illustration of the cumulative results of like annual investments in the Strategic Ten during an accumulation period and like annual withdrawals during a distribution period. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum deferred sales charge. No provision is made for any income taxes payable. Similar figures may be given for this Trust applying the Strategic Ten investment strategy to other indexes. Returns may also be shown on a combined basis. Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, or the average performance of mutual funds investing in a diversified portfolio of U.S. stocks generally or growth stocks, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.


                                      B-21
480911.8

      No person is authorized to give any information or to           ----------------------------------------------------
make any representations not contained in Parts A and B of this                        INSERT LOGO
Prospectus; and any information or representation not contained       ----------------------------------------------------
herein must not be relied upon as having been authorized by the
Trust, the Trustee or the Sponsors.  The Trust is registered as                     SCHWAB TEN TRUST,
a unit investment trust under the Investment Company Act of                           1997 SERIES A
1940.  Such registration does not imply that the Trust or any of
its Units have been guaranteed, sponsored, recommended or                       (A UNIT INVESTMENT TRUST)
approved by the United States or any state or any agency or
officer thereof.                                                                        PROSPECTUS


                      ------------------                                         DATED: NOVEMBER 4, 1997



      This Prospectus does not constitute an offer to sell, or a
solicitation of an offer to buy, securities in any state to any                         SPONSORS:
person to whom it is not lawful to make such offer in such
state.                                                                          CHARLES SCHWAB & CO., INC.
                                                                                  101 Montgomery Street
                       Table of Contents                                     San Francisco, California 94104
                                                                                       800-435-4000
Title                                                     Page
                                                                              REICH & TANG DISTRIBUTORS L.P.
   PART A                                                                            600 Fifth Avenue
Summary of Essential Information...........................A-2                   New York, New York 10020
Statement of Financial Condition...........................A-8                         800-237-7020
Portfolio of Investments...................................A-9
Report of Independent Auditors............................A-10


   PART B                                                                                TRUSTEE:
The Trust..................................................B-1
Risk Considerations........................................B-5                   THE CHASE MANHATTAN BANK
Public Offering............................................B-7                       4 New York Plaza
Rights of Unitholders......................................B-8                   New York, New York 10004
Tax Status................................................B-10
Liquidity.................................................B-12
Trust Administration......................................B-14
Trust Expenses and Charges................................B-19
Reinvestment Plan.........................................B-20
Other Matters.............................................B-21

      Parts A and B of this Prospectus do not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and the Investment Company Act of 1940, and to which reference is made.


480911.8

          PART II -- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

     The employees of Reich & Tang Distributors L.P. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated).
This policy has an aggregate annual coverage of $15 million.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet on Form S-6.
         The Cross-Reference Sheet.
         The Prospectus consisting of           pages.
         Undertakings.
         Signatures.
         Written consents of the following persons:
                  Battle Fowler LLP (included in Exhibit 3.1)
                  Ernst & Young LLP


     The following exhibits:


      *99.1.1     --      Reference Trust Agreement including certain
                          amendments to the Trust Indenture and Agreement
                          referred to under Exhibit 99.1.1.1 below.
      *99.1.1.1   --      Form of Trust Indenture and Agreement.
      99.1.3.4    --      Certificate of Formation and Agreement among
                          Limited Partners, as amended, of Reich & Tang
                          Distributors L.P. (filed as Exhibit 99.1.3.4 to
                          Post-Effective Amendment No. 10 to Form S-6
                          Registration Statement Nos. 2-98914, 33-00376,
                          33-00856 and 33-01869 of Municipal Securities Trust,
                          Series 28, 39th Discount Series, Series 29 & 40th
                          Discount Series and series 30 & 41st Discount Series,
                          respectively, on October 31, 1995 and incorporated
                          herein by reference).
      *99.1.3.5   --      Restated Articles of Incorporation of Charles Schwab &
                          Co., Inc.
      *99.1.3.6   --      Certificate of Amendment of Articles of Incorporation
                          of Charles Schwab & Co., Inc.
      *99.1.3.7   --      Amended and Restated Bylaws of Charles Schwab & Co.,
                          Inc.
      *99.3.1     --      Opinion of Battle Fowler LLP as to the legality of the
                          securities being registered, including their consent
                          to the filing thereof and to the use of their name
                          under the headings "Tax Status" and "Legal Opinions"
                          in the Prospectus, and to the filing of their opinion
                          regarding tax status of the Trust.
       99.6.0     --      Power of Attorney of Reich & Tang Distributors
                          L.P., the Depositor, by its officers and a majority of
                          its Directors (filed as Exhibit 6.0 to Amendment No. 1
                          to Form S-6 Registration Statement No. 33-62627 of
                          Equity Securities Trust, Series 6, Signature Series,
                          Gabelli Entertainment and Media Trust on November 16,
                          1995 and incorporated herein by reference).
       99.6.1    --       Powers of Attorney of Charles Schwab & Co., Inc.,
                          the Depositor, by its officers and a majority of its
                          Directors (filed as Exhibit 6.1 to Form S-6
                          Registration Statement No. 333-31133 of Schwab Trusts,
                          Schwab Strategic Ten Trust, 1997 Series A on July 11,
                          1997 and incorporated herein by reference).
      *99.27     --       Financial Data Schedule (for EDGAR filing only).

--------
*     Filed herewith.


606976.3

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Schwab Trusts, Schwab Ten Trust, 1997 Series A, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 4th day of November, 1997.


                                     SCHWAB TRUSTS, SCHWAB
                                     TEN TRUST, 1997 SERIES A
                                         (Registrant)

                                     CHARLES SCHWAB & CO., INC.
                                         (Depositor)



                                     By    /S/ JIM WHITE
                                     -----------------------------
                                              Jim White
                                              (Authorized Signator)



     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Charles Schwab & Co., Inc., the Depositor, in the capacities and on the dates indicated.

         Name                     Title                          Date

DAVID POTTRUCK      Chief Executive Officer and Director

STEVEN SCHEID       Chief Financial Officer and Director

CHARLES R. SCHWAB   Director


                                                          November 4, 1997

                                                          By   /S/ JIM WHITE
                                                            --------------------
                                                               Jim White
                                                               Attorney-In-Fact*








--------
 * Executed copies of Powers of Attorney were filed as Exhibit 6.1 to Registration Statement No. 333-31133 on July 11, 1997.

                                      II-2
606976.3

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Schwab Trusts, Schwab Ten Trust, 1997 Series A, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 4th day of November, 1997.


                                         SCHWAB TRUSTS, SCHWAB
                                         TEN TRUST, 1997 SERIES A
                                             (Registrant)

                                         REICH & TANG DISTRIBUTORS L.P.
                                             (Depositor)
                                         By: Reich & Tang Asset Management, Inc.


                                         By /s/ PETER J. DEMARCO
                                            ------------------------------------
                                                  Peter J. DeMarco
                                                  (Authorized Signator)

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Asset Management, Inc., General Partner of Reich & Tang Distributors L.P., the Depositor, in the capacities and on the dates indicated.

          Name                 Title                         Date

PETER S. VOSS           President, Chief Executive
                        Officer and Director

G. NEAL RYLAND          Executive Vice President,
                          Treasurer and Chief
                          Financial Officer


EDWARD N. WADSWORTH     Clerk
                                                      November 4, 1997
RICHARD E. SMITH III    Director


STEVEN W. DUFF          Director
                                                      By /s/ PETER J. DEMARCO
BERNADETTE N. FINN      Vice President                   ---------------------
                                                             Peter J. DeMarco
LORRAINE C. HYSLER      Secretary                            Attorney-In-Fact*

RICHARD DE SANCTIS      Vice President and
                          Treasurer

--------
 * Executed copies of Powers of Attorney were filed as Exhibit 6.0 to Amendment No. 1 to Registration Statement No. 33-62627 on November 16, 1995.

                                      II-3
606976.3

                         CONSENT OF INDEPENDENT AUDITORS


     We consent to the reference made to our firm under the caption "Independent Auditors" in Part B of the Prospectus and to the use of our report dated November 3, 1997, in this Registration Statement (Form S-6 No. 333-31133) of Schwab Trusts, Schwab Ten Trust, 1997 Series A.


New York, New York
November 3, 1997                             ERNST & YOUNG LLP




                                      II-4
606976.3